Iran Notice

Re:	Notice of Disclosure Filed in Annual Report on Form 20-F Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Mindray Medical International Limited has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2014, which was filed with the U.S. Securities and Exchange Commission on April 16, 2015.

Sincerely yours,

/s/ Alex Lung
Alex Lung Chief Financial Officer